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                          May 11, 2023

       Yun Han
       Interim Chief Financial Officer
       FARADAY FUTURE INTELLIGENT ELECTRIC INC.
       18455 S. Figueroa Street
       Gardena, CA 90248

                                                        Re: FARADAY FUTURE
INTELLIGENT ELECTRIC INC.
                                                            Form S-1 filed on
May 5, 2023
                                                            File No. 333-271664

       Dear Yun Han:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Michael P. Heinz